333-10988

P.E.
3-18-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Globe Telecom Inc.
(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

HK1:#22006558v2
8:19 PM

This form 6-K consists of a Press Release dated March 18, 2002.

PRESS RELEASE 12 March 2002

Globe Telecom Offers US$ 175 million 10-year fixed rate notes

Manila, Philippines, March 12, 2002 --- Globe Telecom announced today that it will offer US$175 million of ten-year fixed rate notes. Globe intends to use the net proceeds of the offering to fund its capital expenditures, primarily related to the expansion of its wireless network.

Globe is a leading provider of wireless communications services in the Philippines. With approximately 4.6 million subscribers at December 31, 2001, Globe provides communications services to approximately 42% of the total wireless subscribers in the Philippines. Globe also offers wireline voice communications and data transmission services and domestic and international long distance communications services.

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This announcement does not constitute an offer of securities for sale in the United States. The notes referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

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For more information please contact:
Malou R. Santos
Investor Relations Head
Globe Telecom, Inc.
Tel.: + 632 730 2820
Fax: +632 739 0072

For Reference:

Jones Campos / Cynthia Evidente
Public Relations Division
Tel No.: 730-2629 / 730-2627
Fax No.: 739-3075

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom, Inc.

By: ______________________
Name: Delfin C. Gonzalez, Jr.
Title: Senior Vice President – Chief Financial Officer

Date: March 18, 2002